SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release	29 April 2004

SkyePharma PLC

$20 Million Licence Deal for Dermatology Assets

LONDON, ENGLAND, 29 April 2004 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announces that it has licensed its dermatology assets to a US company, Trigenesis Therapeutics, Inc. ("Trigenesis"). The assets consist of the residual rights (in territories where they have not already been licensed) to three marketed products, rights to six pipeline products and rights to a range of six proprietary and complementary dermatological delivery technologies. SkyePharma retains all rights in respect of existing licence agreements for these assets and also the right, in certain circumstances, to use the delivery technologies for development of a number of new chemical entities.

SkyePharma will receive an upfront payment and for each of the six pipeline products additional milestones on completion of Phase III trials and on approval. If all six products reach the market in the USA and Europe, total milestone payments (including the upfront) will be in excess of US$20 million. SkyePharma will also receive a 10% royalty on sales of these products by Trigenesis and 35% of any sub-licence income. Trigenesis will be obligated to develop the pipeline products and to exploit the delivery technologies and will also assume certain of SkyePharma's existing obligations to third parties involved in development.

SkyePharma's Chief Executive Michael Ashton said: "We are convinced that there is considerable potential in our dermatology products and technologies. On reasonable expectations for product approvals, we believe the sales potential of the pipeline products could exceed US$500 million within the next 10 years. However after a strategic review in 2003, we concluded that we did not have the resources to exploit them fully. We therefore decided to out-license these non-core assets. Trigenesis is a focused dermatology company that will be dedicated to optimising the potential of these products and technologies, and through our royalty and milestone entitlements we will continue to share in their future success."

Osagie Imasogie, Chief Executive of Trigenesis, said: "We are very pleased to have been successful in entering into this Agreement with SkyePharma. We believe that the dermatology market offers excellent opportunities for a company with our focus. We are particularly pleased that we will be able to continue to build on the solid development work that SkyePharma has already invested and created around these assets."

For further information please contact:

SkyePharma PLC	+44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications
Sandra Haughton, US Investor Relations	+1 212 753 5780
Trigenesis Therapeutics, Inc.
Osagie Imasogie, Chief Executive Officer	+1-610-202-2614
Buchanan Communications	+44 20 7466 5000
Tim Anderson / Mark Court

Notes to Editors

About SkyePharma

SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

About Trigenesis

Trigenesis Therapeutics, Inc. is a US company focused on the dermatology area. The founder and chief executive officer is Osagie Imasogie, formerly head of GlaxoSmithKline Ventures preceded by a distinguished career in senior Vice President level roles at SmithKline Beecham, Endo Pharmaceuticals and DuPont Merck.

About the dermatology market

The global market for prescription dermatology products was worth US$8 billion in 2003 and is growing at approximately 10% per annum. The global total included a US$2.5 billion market for antifungal products and US$1.5 billion markets for acne products and for products for dermatitis and psoriasis, the balance being made up of products for miscellaneous minor indications. The market is very fragmented, with no dominant company, but Johnson & Johnson, Novartis, Roche and Schering-Plough are all significant participants.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, market a pharmaceutical product on a large scale and integrate and manage an internal sales and marketing organization and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   April 29, 2004